Aspen Group files suit against former Chairman/CEO

OKLAHOMA CITY, Oklahoma May 23, 2003 -- Aspen Group Resources Corporation, (TSX: ASR, OTCBB: ASPGF) (“Aspen” or the “Company”), today announced that it has filed suit against Mr. Jack Wheeler, the Company’s former Chairman and Chief Executive Officer, charging that he misappropriated money and assets from the Company and engaged in a pattern of conduct to conceal his actions from the Board of Directors of Aspen. The suit, which seeks to recover all assets misappropriated from Aspen, is the result of an internal and on-going review and investigation overseen by a Special Committee appointed by the Board of Directors. The Special Committee determined it to be in Aspen’s best interest to initiate this action against Mr. Wheeler for damages suffered at this time. In conjunction with the suit, Aspen has filed a claim with their insurer in the amount of US$500 thousand to mitigate losses suffered by the Company.

Aspen also disclosed that Mr. Wheeler has filed suit against the Company over issues stemming from his resignation. Aspen intends to vigorously defend this action. Mr. Wheeler served Aspen in various capacities as Chairman, President, CEO and director from September 1999 until his resignation in October 2002.

 Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR and on the OTCBB under the symbol ASPGF.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

Carla Driedger

Corporate Secretary

877-775-8734

403-777-9152

koconnor@asgrc.com

carla.driedger@cmt.net

Or visit the Company’s website at www.asgrc.com